

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

January 14, 2011

Mr. Raghunath Reddy
Senior Vice President and Chief Financial Officer
Augusta Resource Corporation
837 West Hastings Street, Suite 400
Vancouver, British Columbia, Canada, V6C 3N6

   Re: **Augusta Resource Corporation**
      Form 40-F for the Fiscal Year Ended December 31, 2009
      Filed March 25, 2010
      File No. 001-32943

Dear Mr. Reddy:

  We have completed our review of your Form 40-F and related filings and have no further comments at this time.

       Sincerely,

       Brad Skinner
       Senior Assistant Chief
       Accountant